

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2011

<u>Via Facsimile</u>
David P. King
President and Chief Executive Officer
Laboratory Corporation of America Holdings
358 South Main Street
Burlington, NC 27215

> **Re:** **Laboratory Corporation of America Holdings**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed March 7, 2011**
> **File No. 001-11353**

Dear Mr. King:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director